UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company (Issuer))

PVKG Merger Sub, Inc.

(Offeror)

a direct wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

(Parent of Offeror)

CVC Capital Partners VII (A) L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

PVKG Merger Sub, Inc.

c/o CVC Advisors (U.S.) Inc.

Attention: Jennifer Gleeson

712 Fifth Avenue, 43rd Floor

New York, New York 10019

(212) 265-6222

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Oliver Brahmst, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

The pre-commencement communication filed under the cover of this Schedule TO solely relates to a planned tender offer by PVKG Merger Sub, Inc., a Delaware corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of ConvergeOne Holdings, Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of November 6, 2018, by and among PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), the Offeror and the Company. This Schedule TO is being filed on behalf of the Offeror, Parent and CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC Capital Partners VII (A)”). Offeror is a wholly-owned subsidiary of Parent, and Parent and Offeror are affiliates of CVC Capital Partners VII (A).

The tender offer for the purchase of the issued and outstanding shares of the Common Stock of the Company described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation nor an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Offeror will file with the U.S. Securities Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT HOLDERS OF COMMON STOCK OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Stock of the Company at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Information Agent for the tender offer who will be named by the Offeror in the tender offer materials.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Joint Press Release dated November 6, 2018 (incorporated by reference to Exhibit I to ConvergeOne Holdings, Inc.’s Schedule 14D-9, filed on November 6, 2018)